Exhibit 99.1

Gix Internet Launches New Corporate Website Presenting Its Vision for One Intelligent Management Layer for Robots, People and Autonomous Systems

Visit Gix Internet website: https://www.gix-internet.com/

TEL AVIV, Israel – September 10, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX), a dual-listed technology company, today announced the launch of its new corporate website. The website presents the Company’s strategy of developing one intelligent, AI-powered management and orchestration software layer designed to coordinate an organization’s autonomous robots and the people working alongside them. The goal is to provide one common operating environment for robots, people and autonomous systems. Gix’s wholly owned subsidiary, Deliverz.ai, currently deploys this technology in hospital logistics.

The new website is designed to provide hospitals, potential partners and investors with information regarding the Company’s technology, its current commercial deployment and the Company’s plans for potential expansion into additional markets. Gix’s digital advertising activities are conducted through Quantum X Labs Inc., a separately listed company in which Gix holds a strategic minority interest.

Deliverz.ai assigns, manages and tracks internal deliveries of medications, samples and supplies in real time. It coordinates autonomous robots and human transport teams through a single intelligent management layer and is designed to work with existing hospital infrastructure, including elevators, doors and access control. The platform is robot-agnostic, so hospitals can run a hybrid workforce of machines and people without replacing one for the other. Gix’s broader strategy is to create one intelligent management and orchestration layer for physical operations — connecting robots, people and, over time, additional autonomous systems through one control environment. The Company believes that hospital logistics represents an initial commercial application of the platform and that the technology may ultimately be adaptable to other complex operating environments.

At Sheba Medical Center, ranked among the world’s leading hospitals, Deliverz.ai has been in continuous commercial use since December 2025, and, as of the date hereof, has completed more than 7,000 autonomous missions. In the oncology workflow between the pharmacy and treatment units, the deployment cut chemotherapy delivery time from 40 minutes to 14 minutes. Following a successfully completed pilot, Sheba selected Deliverz.ai under a public tender that provides for the potential deployment of up to 30 robots.

In July 2026, Deliverz.ai announced it was introducing the same approach to healthcare organizations in the United States.

Deliverz.ai holds two granted patents in physical-AI navigation, registered in Israel, Europe and Korea, with applications under review in the United States and Japan.

“Our dual listing on Nasdaq and the Tel Aviv Stock Exchange provides Gix with access to a broader investor audience,” said Amir Nardimon, Chief Executive Officer of Gix Internet. “We believe that the launch of our new website is an important step in presenting our technology, commercial operations and growth strategy more clearly to hospitals, potential partners and investors.”

Nardimon added: “Hospitals manage complex internal logistics involving medications, samples and supplies. Our platform is designed to coordinate autonomous robots and human transport teams through a single operating layer. Building on our commercial deployment at Sheba Medical Center, we are pursuing opportunities to introduce this technology to healthcare organizations in the United States.”

Nardimon continued: “Our vision goes beyond managing an individual robot or automating a single workflow. We are building one intelligent management layer for robots, people and autonomous systems - a common operating environment that can decide what needs to move, who or what should perform the task, and how the operation should be coordinated in real time. Healthcare is where we have first proven this approach commercially, but we believe the same management architecture can ultimately be relevant to many complex physical environments.”

The new website is at: https://www.gix-internet.com/

About Gix Internet Ltd.

Gix Internet Ltd. is listed on the Tel Aviv Stock Exchange and, as of September 1, 2026, on the Nasdaq Capital Market under the symbol GIXI. Its operating focus is Deliverz.ai, a wholly owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time - by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix;s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses its strategy of developing and expanding its AI-powered orchestration platform, the potential expansion of its technology into additional markets and operating environments, the anticipated capabilities and benefits of its platform, the potential deployment of additional robots pursuant to the Sheba Medical Center tender, the introduction and commercialization of its technology in the United States, and its growth strategy and future business opportunities. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement of Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com